Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

July 25, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re:	Immediate Report - Recommendation for setting maximum tariffs for access to ultra-broadband operated on the Bezeq fiber network, and recommendation for changing the marketing formula of the “Reverse Bundle”

Tel Aviv, Israel - July 25, 2019 - The Company announced today that further to the Company’s Immediate Report dated December 19, 2018 and the description in section 2.7.2 of the Chapter of the Description of the Company’s Operations in the Company’s 2018 Periodic Report concerning the Ministry of Communications’ announcement of the deployment of ultra-broadband infrastructure in Israel, and the updates to that section in the Company’s quarterly report for the period ending March 31, 2019, and, further to the description in section 1.7.2.2 of the Chapter of the Description of the Company’s Operations in the Company’s 2018 Periodic Report concerning the basket of combined services of Internet infrastructure with ISP (“Reverse Bundle”), and the updates to that section in the Company’s quarterly report for the period ending March 31, 2019, an Immediate Report is hereby provided that on July 24, 2019 the Company received hearing documents from the Ministry of Communications concerning (1) a recommendation for setting a maximum tariff for access to ultra-broadband operated on the Company’s fiber network; (2) a recommendation for changing the marketing formula of the “Reverse Bundle”. Recommendations by the Executive Vice President and Business Manager of the Ministry of Communications were attached to the document and a draft amendment to the Regulations. The documents were published on the Ministry of Communications website at:

https://www.gov.il/he/departments/publications/Call_for_bids/24072019

According to the document, the hearings on the two subjects above are part of the overall fiber plan that the Ministry of Communications is formulating. The main points of the recommendations are, inter alia, as follows:

(1)	Recommendation for setting a maximum tariff for BSA service over fiber.

The recommended tariff, including installation and repair of faults:

For accessibility service and data transfer over the network at a maximum surfing speed of 400 Mbps - NIS 71 per line per month (exclusive of VAT); for this service at a maximum surfing speed of 1,000 Mbps - NIS 85 per line per month (exclusive of VAT).

Surfing speed is calculated in the hearing documents as the simple total of the upload rate and the download rate. The maximum surfing speed will have a different breakdown between the download rate and the upload rate, based on the decision of the service provider using the BSA service over fiber, being limited to an upload rate of 50% the download rate.

According to what is stated in the hearing documents, the maximum tariff is temporary, applicable immediately upon provision of the service. This tariff will remain valid until a tariff is set by the Company in accordance with the regulatory guidelines that will be adopted following publication of the fiber plan.

(2)	The recommendation for changing the marketing formula of the “Reverse Bundle” - the Ministry is considering changing the formula presented at the hearing in March 2019 about the Reverse Bundle, and to determine inter alia that the Company will not be obliged to market the “Reverse Bundle” of service providers who have over 100,000 BSA wholesale customers on the Company’s network and have also provided accessibility to over 100,000 households to the independent fiber optic infrastructure on the Company’s physical infrastructure, and the order breaking up the bundle will be canceled after 12 months.

This formula will become valid after the launch of Bezeq’s fiber project and a reasonable possibility will be provided to purchase the BSA service on the fiber network.

The date set for submitting comments to the hearing is August 18, 2019. The Company is studying the hearing documents and examining its response, including its intention to request additional clarifications from the Ministry concerning what is stated in the hearing documents.

It is stipulated that the Company does not operate today a fiber optics network that reaches the homes of private customers and that provision of BSA service will only be possible when there will be such a network, if there will be. To date the Company has deployed, partially, a passive fiber optics access network as the first and basic element in provision of the service, however, putting up the network and provision of the service require additional, considerable investments and therefore require decisions and approvals of the Company’s competent organs.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.